FINTECH TV

EXPONENTIAL VOICES

A GLOBAL Media Platform for Digital Assets & Sustainable Investing

DISCLAMER

This presentation (the "Presentation") contains Confidential Information. The Presentation has been prepared to assist the Recipient in making its own evaluation of a possible transaction with or involving Molinari Media, PBC (the "Company" or the "Transaction") and the Presentation does not purport to contain all the information that the Recipient may require. The Recipient should conduct its own analysis or other verification of the data set forth or referred to in the Presentation.

No member of the Company or any of their respective directors, officers, employees or affiliates has independently verified any of the information contained in the Presentation. The financial projections contained therein have been prepared for illustrative purposes only and nothing contained therein shall be construed as giving any form of recommendation or legal, investment or other advice of any kind to the Recipient or any other person. It is also recognized and understood that such financial projections relate to future events and that actual results may vary from the projected results and that such variations may be material.

The Presentation shall not be deemed an indication of the state of affairs of the Company, historically, in the future or on the date hereof. No representation or warranty, expressed or implied, is made by the Company , any of their respective members or any of their respective directors, officers, employees or affiliates as to the fairness, accuracy or completeness of the information, projections, forecasts and opinions contained in the Presentation, and no liability whatsoever is accepted by any such person in relation to any such information, projection, forecast or opinion. Further, no representation or warranty, expressed or implied is made by the Company , or any of their respective directors, officers, employees or affiliates as to the achievement or reasonableness of any projections, forecasts, estimates or other statements about the future or prospects of the Company Company contained in the Presentation and no liability whatsoever is accepted by any such person or entity in relation to any such projection, forecast, estimate or statement.

The Presentation should not be construed as an offer or a solicitation of an offer with respect to the purchase or sale of any security. Such an offer to sell, or a solicitation of an offer to buy, may only be made by means of the private placement memorandum, the stock purchase agreement for the Company and/or the note purchase agreement for the Company. No person has been authorized to provide any information or make any representation concerning the Company other than the information contained in such private placement memorandum, the stock purchase agreement for the Company and/or the note purchase agreement for the Company, and if given or made such information or representation must not be relied upon as having been authorized by the Company or any its members.

The interests, stock, and/or convertible promissory notes in the Company have not been and will not be registered with the U.S. Securities and Exchange Commission (the "SEC"), nor has the interests, stock, and/or convertible promissory notes in the Company been registered under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"). Such securities may not be offered and sold, and this document may not be disseminated, except to "accredited investors" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be subsequently offered or sold to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Recipients are required to inform themselves of and to observe any legal restrictions on their involvement in any transaction.

OVERVIEW

FINTECH.TV is the leading global media platform for thought leadership content on revolutionary financial tech, impact investment and Digital Assets.


Reach of 850M Households globally

Network of stock exchanges as studio partners – NYSE, LSEG, NASDAQ, Swiss Exchange among many


Unique blend of online viewership (8M weekly) with traditional TV networks – Bloomberg USA, UK & Asia; CNBC Africa; CNBC Arabia; Times Now; ET Now

OUR EDGE

CATALYZING A GLOBAL IMPACT

Our Platform is a unique destination where people under 25 and over 40 can convene to find common ground in creating a more sustainable and equitable future.



GAP

Rapid Social Change: Across technology, environmental sustainability, and social impact, Millennials and Gen-Z are dreaming, creating and building

Generational Resonance: Leaders in financial institutions and major corporations are increasingly wanting to pivot their companies and steer their businesses towards purpose and impact inline with what Gen-Z want!

CONNECTING THE DOTS

FINTECH.TV provides that unique platform to young, internationally diverse voices to share their concerns, their needs and put their asks and expectations to experienced top level executives across public & private markets, growth investors, tech builders enabling movement of billion of dollar towards new, innovative sustainable products across financial and tech industries.

EXECUTIVE SUMMARY

OUR PARTNERS

Studios

- NYSE
- Nasdaq
- London Stock Exchange Group

Distribution

- Bloomberg Television
- Roku
- amazon fireTV
- LinkedIn
- Twitter
- CNBC Africa
- CNBC Arabia
- Times Now
- ET Now

Distribution Partners

- GDF
- Velocity Ledger
- Nexus
- FWW
- Fintech World
- Forbes Africa

COMPANY

Thought Leadership platform focused on niche coverage of **Digital Assets and Impact Investing**

Global presence across **US, Europe, Africa, EMEA and India**

Studio presence at leading international exchanges including **NYSE, NASDAQ and LSEG** increasing reach and establishing a credible position in the market

Operating two flagship shows: **Digital Asset Report** (Cryptocurrency/Blockchain) and **TheIMPACT** (Impact Investing)

KEY OPERATING METRICS

- Viewership Reach: **850M**
- YouTube views: **8 million+**
- Company website had 12M active users in Sep-2020
- Social Media following (FB+Twitter+LinkedIn): **~266k**
- Current geographic presence: **US, Europe, MENA, Africa, Israel & India**

















MARKET SIZE & OPPORTUNITY

Almost negligible media coverage of emerging technology and specialize new financial sectors; only **2-3 relevant posts per month** by media giants like Bloomberg, Reuters, CNBC and Yahoo

Cryptocurrency market : **~400 million** individuals (2020); expected to grow **4x** (2030)

Blockchain adoption rate of **~77%** in the financial sector

UN SDGs adopted by **193 countries,** total reach of nearly **~2 billion** people

Signature Shows







DIGITAL ASSET REPORT

Highlighting the deep leadership thought process by focusing on the complex global ecosystem of blockchain technology, digital assets, financial-tech evolution, legislation and regulations.













MATT TRUDEAU
CHIEF PRODUCT & STRATEGY OFFICER
ErisX

RACHEL PETHER
HOST
BASIL AL ASKARI
DIGITAL ASSET REPORT
FINTECH.TV

DIGITAL ASSET REPORT
LAWRENCE WINTERMEYER
MICHAEL COLETTA
HEAD OF BLOCKCHAIN, LSEG
BROADCASTING FROM LSEG

THE NEST SUMMIT
ROSTIN BEHNAM
COMMISSIONER
CFTC

ANDREW KEYS
MANAGING PARTNER AT DARMA CAPITAL
DARMA CAPITAL

DIGITAL ASSET REPORT
CONSENSUS: INVEST 2019 NYC
CAITLIN LONG
CHAIRMAN, WYOHACKATHON

TheIMPACT

TheIMPACT

Provides the platform to most credible social entrepreneurs, impact investors, family offices, sustainable fund, and asset managers, along with grassroots warriors amplifying the need/gap and progress of the U.N. SDGs.



THE NEST SUMMIT
LAURA TURNER SEYDEL
CAPTAIN PLANET FOUNDATION
TURNER



KAVITA GUPTA
VINEET RAI
TheIMPACT
FOR MORE INFORMATION | FINTECH.TV



THE NEST SUMMIT
LYNN MARTIN
TheIMPACT
ICE CLIMATE RISK OVERVIEW



MATT SALLOWAY
CO-FOUNDER AT SIP GLOBAL PARTNERS & CEO AT GSI VENTURES LLC
SIP Global Partners
GSI VENTURES



THE NEST SUMMIT
YOUSIF AL ALI
EXECUTIVE DIRECTOR
Masdar



JEFF GITTERMAN
LARRY LAWRENCE
TheIMPACT
FOR MORE INFORMATION | MSCI.COM

TheIMPACT

With a presence in over 20 countries, as Impact partners of UN, UNICEF, Social Sustainable Exchanges and 8M+ dedicated viewers online, we are uniquely positioned to help asset managers understand the Gen-Z asks and create sustainable products for tomorrow.


THE NEST SUMMIT
PAT MITCHELL
AUTHOR
MEDIA EXECUTIVE
PRODUCER
ACTIVIST


KAVITA GUPTA
SANDEEP PATEL
TheIMPACT
FOR MORE INFORMATION
FINTECH.TV


JEFF GITTERMAN
BOB LITTERMAN
TheIMPACT


CHRIS GOOLGASIAN
WELLINGTON
MANAGEMENT


THE NEST SUMMIT
TOM STEYER
FOUNDER
FARALLON
CO-FOUNDER


JACQUES LUDIK
FOR MORE INFORMATION
FINTECH.TV

Special Series



FACES OF RACE

Launch Date – February 15th

Presented by **Roy Wood Jr. -** A native of Birmingham, Alabama – the site of one of the most influential Civil Rights Movements in U.S. history – Roy Wood, Jr. couples thought-provoking journalism with a touch of satire to shed light on the serious topics of race equity and discrimination in corporate America.

The mantra of the show is to ask the tough and uncomfortable questions about how racism consciously or subconsciously has impacted access to corporate jobs for the African American community

The first five guests on 'The Faces of Race' include:
Ime Archibong, Head of New Product Experimentation at Facebook
Michael Seibel, CEO of Y Combinator and Managing Director of Y Combinator Early Stage; Stephan Nicolou, Managing Director, Head of Capital Formation at FullCycle; Kevin Fredericks aka KevOnStage, comedian, and Carolynn Johnson, CEO of DiversityInc.



Dangerous Woman Leading Onward

Launch Date – March 8th, 2021

Presented by **Pat Mitchell**, the legendary 35 times Emmy award winning news producer, journalist, ex-president of CNN and PBS , is collaborating with Fintech.TV to come back as the anchor after 15 years to host her special series profiling kick- ass Women leaders across the globe.

Guests in first few episodes are pioneers like Christiane Amanpour, Gloria Steinem, Jacki Zehner, Yang Lan. Some of the upcoming invited guests are Melinda Gates, Thandie Newton, Kerry Washington, Stacey Abrams.



Sustainable Stock Exchange

Launch Date – March 16th, 2021

UN sustainable stock exchange initiative was started 10 years back by United Nations, UNCTAD, the UN Global Compact, UNEP FI and the PRI. Today, they have 100 exchanges across the globe as their partners.

This series will feature CEOs and chief sustainability officer of each exchange providing in depth view of sustainable products / companies / sectors that have excelled at their exchanges and have enhanced their ESG footprints globally.

Guests we have shot with includes CEOs of some of the top exchanges like Panama SE, Luxembourg SE, London Stock exchange group, NASDAQ Global, Egypt SE.



The Price of Climate

Launch Date – April 7th, 2021

This special edition show is focused on educating the audience on the complexities, opportunities, and price tags that come along with the climate crisis. Ibrahim AlHusseini and Alexandria Villaseñor will sit down with notable activists, policymakers, entrepreneurs and an astronaut, to discuss how we can best understand and activate the next generation of climate leaders.

Positioned towards investors across all asset classes, conversations will address the existential risk of climate as well as the many paths forward to protecting our planetary home.

Guests scheduled to shoot with end of Feb are Anousheh Ansari, Robert Downey Jr, Jane Goodall, Jane Fonda, Mark Ruffalo, Gary Ross among others.



Internet Connectivity for all


giga
unicef
for every child
ITU
FOUNDING OF MOONLIGHTING
LSEG TECHNOLOGY AND BLOCKCHAIN INNOVATION
MEASURING IMPACT
TERRA ORGANICS
ESG DATA VALUE
BROADCASTING FROM LSEG
BUILDING & EVOLVING IMPACT

According to the UN - the Internet is one of the eight essential services for a truly inclusive society. Yet, 92% of the emerging market is missing any basic access eluding the multi-billion $ consumer market for global giants like Uber, Facebook, Google, Twitter, etc.

Bi-monthly series curated in partnership with GIGA from UNICEF and ITU will present the financial and generational impact opportunity across 15 countries in Africa and Asia. Each episode will feature the country's finance minister and a global entrepreneur providing tech services in the country.

Chris Fabian, Founder of GIGA and named by Time's magazine top 100 powerful voices globally, will host to unlock new billion customers

Our Global Footprint

We are building a truly global platform – matching global players with market leaders -- supported by an international network of stock exchanges

Our strategic plan is to create a truly global platform with content that has a regional and international appeal to audiences. We curate our sessions in a unique format by matching global players with the local market leaders based on the episode's theme, providing both a macro and micro view of the subject.

We have 15 local anchors across Kenya, Nigeria, India, London, Norway, Abu Dhabi and Israel

Another important strategy behind every global hub is to expand our network of exchanges across the globe to provide a unique opportunity to a locally listed company to get listed with leading exchanges like NYSE, NASDAQ NYC, and LSE by using our media platform.

LEADERS WHO EXCELLED IN THE WORLD OF INEQUALITIES

International Presence

 EUROPE

 MENA

 AFRICA

 INDIA

 NORDICS

Mar 2020: Launched **coverage from LSEG**

July 2020: **Expanded coverage** with partnerships with **GDF** to weekly show

Sep 2020: **Bi- monthly show with Bloomberg UK** with 40M households reach

Jan 2021: **Expansion across Europe** with Swiss and Madrid exchanges

---

Jun 2020: **Launched ME edition** with Rachel Pether

Interviews: **Gained traction in GCC** due to interviews with Basil Al Askari and Lauren Willy

Nov 2020: **Locked bi- monthly shows** with CNBC Arabia reaching 90M households

May 2021: **Expansion** to weekly show at **CNBC Arabia**

May 2020: **Partnered with local production house**

Sep 2020: **Launched Africa** edition with interviews

January 2021: **Bi-monthly show** on CNBC Africa (~40M households reach)

April 2021: To **broadcast from South Africa** and **Nigeria Stock Exchange**; And CNBC Africa to go weekly

---

October 2020: **Launched India Edition**

November 2020: **Strategic Investment from Times Group**

February 2021: **Bi-monthly show** on ET Now & Times Now (~750M households reach)

April 2021: Both shows – DAR & IMPACT go weekly

Norway, Sweden, and Iceland have been at the forefront of renewable energy, sustainable food supply chain etc; **multiple unicorns - Skype, Spotify, and Minecraft**

March 2021 : Launch of NORDIC edition with our strategic investor – Kris Roil

 FINTECH TV EXPONENTIAL VOICES

DISTRIBUTION & AUDIENCE



Broadcast Network

850 MILLION HOUSEHOLDS

8 MILLION WEEKLY ACTIVE ONLY USERS



430M households worldwide plus Dish and DirecTV, corporate executives, high net worth individuals, investing community. 64% male, 69% married, HHI $105k, occupation: C-Suite and top management

We air in regions: US, UK, APEC, Asia



Broadcasting to 48 countries, Sub-Saharan Africa & Indian Ocean Islands

Available on:
- 5,500,000 dstv decoders in South Africa
- 4,000,000 Multichoice Africa decoders outside South Africa
- We reach over **23M** homes in sub-Saharan Africa



Upcoming Partnership - Broadcasting to 9 countries including GCC and Egypt and Morocco in Arabic

Available on:
- We reach over **90M** homes in Middle East & North Africa



India's most popular and most viewed English news channel - **550M+** viewership

 

India's leading business news channel with - **250M+** viewership

Audience

We capture the content during the episode and share it across FINTECH.TV's channels, reaching:

 Followers 16.2K

 Followers 13.8K

▶ Views 8.6M

LIFETIME

Pageviews – 10,718,179
Content – 15,131,698

LAST 7 DAYS

Pageviews – 2,82,527
Content – 1,200,143

LAST 60 DAYS

Pageviews – 12,205,506
Content – 9,379,914

LAST 7 DAYS



- New 47%
- Returning 57%

Database: Approximately 500K with a target audience of Investors, Fund Managers, Executives, and exponential leaders focused on solving the Sustainable Development Goals championed by United Nations.

GLOBAL VIDEO-ON-DEMAND PARTNERS

Hedex TV - Fintech TV is the first VOD Channel on the platform to compliment dozens of live linear news channels globally. The platform saw more than 10 million TVM's in January (television viewing minutes) and an average watch time of 14 minutes per user.

Todazon - are expecting 200,000 paying subscribers to the service by the end of 2021.

VisionTV - is Channel 264 and the Fintech episodes air on VisionTV. This is a direct to home service where you need to have equipment in the home like a Comcast, etc. Freeview serves 2 million UK households.





Social Amplification



292,916 views



239,078 views



132,960 views



Jeffrey Gitterman Talks Climate Change, United...

75K views



Chainalysis on Cryptocurrency Markets &...

61K views



Episode 5: Rosenblatt Securities and Blockchain f...

54K views



Catherine Coley, CEO of Binance.US Talks About Ne...

53K views



Kate Prochaska from U.S. Chamber of Commerce, Ne...

51K views



DC HEADLINES: H.R. 922 & 923

51K views



Headlines: Rating Cryptocurrencies and NBA...

48K views



Leandro Nunes, VP, Product Development and Innovatio...

46K views



DIGITAL ASSET REPORT

Social Amplification



Mitch Chait, Founder and CEO, Greenfence

61K views • 1 year ago



Bob Litterman | CFTC's Market Risk Advisory...

59K views • 1 month ago



Masdar a Mubadala Company on FINTECH.TV

58K views • 2 months ago



Akshay Saxena | Avanti Learning Centres Co-founder,

58K views • 2 months ago



Sandeep Patel Founder & CEO of NEPRA | FINTECH.TV

58K views • 2 months ago



NYSE - Lynn Martin of ICE Data Service

56K views • 2 months ago



Swami Venkataraman, SVP in Moody's Investors Service

53K views • 2 months ago



Vineet Rai of Aavishkaar Group | FINTECH.TV India...

49K views • 4 months ago



New York City: initiatives, collaborations, and projects...

48K views • 2 months ago



Matt Salloway | SIP Global Partners & GSI Ventures

44K views • 2 months ago



Tom Steyer at The Nest Summit on Climate Week...

37K views • 1 month ago



Revenue Model

Advertisements
From TV Broadcasts and Special Series and Shows

Sponsorships
For Prime shows, Fintech.TV platform, Individual events and conferences and Monthly/Yearly content partners

Annual Studio Naming Rights

Approx. $1M annually for naming rights of our studios at Javits

Syndicated Video Player
Revenues from partners using Fintech.TV content on their websites and newsletters

Pre – IPO/ Listing Package
Limited and selected basis approach: support high potential companies with listing on exchanges globally

Revenues fall into 5 broad categories for U.S and International markets



Leadership Team



Vince Molinari
Co-Founder & CEO

~30 years of experience in the financial services industry

Developed Alternative Trading System (ATS) for the issuance and secondary trading of Digital Assets as securities

Member of the U.S. Chamber of Commerce's FINTECH Advisory Committee

Author of 20+ petitions and letters for rule change to the SEC and FINRA, and advised on amendments to securities laws to achieve a regulated and sustainable digital securities market

Provided expert testimony to US Congress on multiple occasions on the issue of the modernization of securities law and innovative technologies.

Author and Co-author of seven global patents with 183 claims on the trading clearance settlement, transfer and depository of securities transactions on blockchain



Kavita Gupta
Co-Founder & CSO

>15 years of experience in Finance and tech world

Founding team member of the **Green bond at IFC and led investments** for Eric Schmidt family office

Built **Consensys Ventures** and ran it as a **Managing Partner**

Lecturer at Stanford University

Board Member - Digital Trust unitive (Stanford), Harvard Innovation Lab, MIT Solve, US Chamber of Commerce's Digital Advisory Committee, Vatican's Impact Investment fund, BuckHill Capital etc.

Has a **movie production house in India** and sits on the board of International Emmy's



Troy McGuire
Co-Founder & CCO

Emmy-Award winning producer and executive in the broadcast news and syndicated television industry

Ex-Corporate VP of News for Fisher Communications which owned ABC, CBS and FOX affiliates

Held **News Director and producer** positions at major television stations

Has been the **executive producer** for several news style programs



Hosts









Vince Molinari
Global

Kavita Gupta
Global

Pat Mitchell
Dangerous Women

Roy Wood Jr.
Faces of Race

Patricia Wu
NYC

Jeff Gitterman
NYC

Rachel Pether
MENA









Anoush Bhasin
India

Akshay Saxena
India

Namish Sanghvi
India

Zindzi Kibiku
Africa

Ziv Keinan
Israel

Lawrence Wintermeyer
Europe/UK

Alejandro Calderón
LATAM

Contributors



Jane King
Nasdaq NYC



Sam Englebardt
Global Investor



Rachel Gerrol
NEXUS Family Office



Ben Jessel
Fintech Journalist



Ken Goodwin
Fintech Advisor



Janet Salazar
UN Representative



Perianne Boring
Blockchain Leader DC

Special Climate Show on Bloomberg



OUR PLANS

2021

- Expansion to Nordics, LATAM, China and broader Asia

- Additional Strategic partnership with regional stock exchanges

- Expansion of VOD distribution partnerships from Planes to Taxis to international channels

- Building state of the art studio at NYC's marquee location – Javits centre

- Building towards our ultimate goal of 24X7 channel

FinTech Studio - Overview

Round Table Discussion Set

LED News Ticker

Solo Report Set

Fireside Chat Set

FINTECH TV
EXPONENTIAL VOICE

Anchor Desk Set

Final Fintech.TV studio design
@Javits

THANK YOU



MARKET POTENTIAL

Cryptocurrencies And Blockchain Technology Expected To Witness Increased Global Participation And Interest



Crypto

~$1.4 billion
Size of Cryptocurrency market in 2022

~32%
CAGR (2019-2024)

~200 million
active participants in the Cryptocurrency market

High crypto adoption rates
7% in USA, **16%** in Turkey, and **21%** in Vietnam

Blockchain

~57 billion
Size of the broader Blockchain market by 2025

~69%
CAGR (2019-2025)

77%
Adoption of Blockchain in the Financial Sector

$20 billion/year
Corporations' expected spending on Blockchain YE2024

~37%
CAGR (2020-2024)

With **changing global regulations** and **widespread adoption** across nations.

Market participation in Cryptocurrencies & Blockchain tech is expected to **increase** and **target audience to grow**





Cryptocurrencies And Blockchain Technology Expected To Witness Increased Global Participation And Interest



Impact Investing

~$30.7 trillion
Total funds invested with a sustainability angle as of 2018

~$5-7 trillion
Cost of realizing UN SDG goals

~$275 billion
In new financing directed towards sustainable projects (H1-2020)
42%
Increase YoY

~$715 billion
Size of Impact Investing market (2020)
27%
Increase YoY

2 billion people
UN SDGs reach across **160** Countries and **5** Continents

38
Stock exchanges signed up for membership of **Sustainable Stock Exchange Initiative**

Governments, Corporations, investors etc., persuaded by the UN SDGs are increasingly aligning long-term goals with sustainable projects.

Market expected to **grow significantly**

Gen-Z is now the purchasing class; making **environmentally friendly purchase decisions**

Key Content Themes + Vision



DAR focuses on
a complex ecosystem of
**Blockchain, Digital assets
and Legislation/Regulation
globally** leveraging well
renowned thought leaders and
regulators



TheIMPACT brings to light
stories related to **ESG, climate
change and social impact** with
a focus on progress towards
United Nations Sustainable
Development Goals (SDGs)

FINTECH.TV offers two dedicated shows:
Digital Asset Report (DAR) & TheIMPACT

Vision + Special Series

Launch **24/7 Live channel** in Q1 2020

Special Series
- Dangerous Women: Pat Mitchell
- The Faces of Race: Roy Wood Jr.
- Leadership Series:
  Sustainable Stock Exchanges
- Connectivity For All: UNICEF

Global Competitors

    

	asset tv	cheddar	CNBC	VICE	Bloomberg	TechCrunch
Country	UK (London)	USA (New York)	USA (New Jersey)	USA (Brooklyn)	USA (New York)	USA (San Francisco)
Founded	2003	2016	1989	1994	1981	2005
Frequency of related posts	1-2/week	<1/week	1-2/week	1/week	>1/day	1-2/week
Platform	WebTV	Website	Website & TV Channel	Website & YouTube	Website & TV Channel	Website
Description	Global research and learning platform for investment professionals	Cable news, media and entertainment company which broadcasts live across different social media platforms	World leader in business news and financial market coverage	Pop culture media company targeted towards the youth	24 hr. business and finance news channel	News website dedicated to tech related start-ups, funding, mature firms and new products
Focus	Public Equities and Learning platform	Business, sports and Technology news	Business, Political and Finance news	General news, Pop-culture and unconventional readings	Business and Finance news	Startups and Technology
Total Social Media Following	~65k	~8 Million	~11.5 Million	~15.5 Million	~16 Million	~17 Million

No platform covers updates related to changes in finance, digital assets and impact investments in **one place**

Conventional business, finance and politics: Focus amongst competitors

Very Low Frequency of reporting related to unconventional finance, new technology and sustainable investing